

August 27, 2012

<u>Via E-mail</u>
Mr. John Skibski
Chief Financial Officer
MBT Financial Corp.
102 E. Front St.
Monroe, MI 48161

      Re: **MBT Financial Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 14, 2012
               File No. 000-30973

Dear Mr. Skibski:

We have reviewed your response letter dated August 9, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

1.   We have reviewed your response to prior comment three from our letter dated July 26, 2012. In your response, you state that default rates are estimated using historical analyses of default rates of issuers which have deferred, and the most significant evidence is provided by a Salomon Smith Barney research report entitled *Historical Default Rates of FDIC-Insured Commercial Banks, 1934-2001*. Please tell us how your methodology allows you to consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future defaults. Clarify whether you had different estimates of defaults for each security owned or whether you used the same credit default assumption based on the average long term performance of FDIC regulated banks for all of your securities. Refer to ASC 320-10-35-33F through 33I for guidance.

2.   Please explain in further detail how you estimate deferrals. In your response, you state that the most significant evidence in estimating deferrals is the comparison of key financial ratios to industry benchmarks. Please tell us how your methodology allows you to consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals. Clarify whether you had

different estimates of deferrals for each security or whether you used the same assumption for all securities.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney